AB 3/4

15046755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
New Investor World Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4975 Preston Park Blvd. Suite 425
(No. and Street)

Plano (City) Texas (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards 214-533-6822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) **Celeste** (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

03/5/15

OATH OR AFFIRMATION

I, Grace Barnard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **New Investor World Incorporated**, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

DOUGLAS W. POWELL
My Commission Expires
January 20, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
New Investor World Incorporated

We have audited the accompanying statement of financial condition of New Investor World Incorporated (a Texas corporation) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of New Investor World Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Investor World Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of New Investor World Incorporated's financial statements. The supplemental information is the responsibility of New Investor World Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NEW INVESTOR WORLD INCORPORATED
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 114,951
TOTAL ASSETS	$ 114,951
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	$ -
Stockholder's Equity	
Common stock, $0.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	141,230
Accumulated deficit	(27,279)
TOTAL STOCKHOLDER'S EQUITY	114,951
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 114,951

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Income
Year Ended December 31, 2014

Revenue	
Interest income	$ 428
Expenses	
Professional fees	2,750
Regulatory fees	1,800
Insurance	656
Total Expenses	5,206
NET LOSS	$ (4,778)

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	10,000	$ 1,000	$136,024	$ (22,501)	$ 114,523
Net loss	-	-	-	(4,778)	(4,778)
Additional-paid in capital - expenses paid by Parent	-	-	5,206	-	5,206
Balances at December 31, 2014	10,000	$ 1,000	$141,230	$ (27,279)	$ 114,951

See notes to financial statements.

NEW INVESTOR WORLD INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (4,778)
Adjustments to reconcile net income to net cash used in operating activities	
Expenses paid by Parent recorded as additional paid-in capital	5,206
Net change in cash	428
Cash at beginning of year	114,523
Cash at end of year	$ 114,951

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-Cash Financing Activities:

The Parent paid expenses on behalf of the Company totaling $5,206 during 2014 and these amounts were recognized and recorded as additional paid-in capital.

NEW INVESTOR WORLD INCORPORATED
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Investor World Incorporated (the Company) was organized in September 2000 as a Texas corporation. The Company is a wholly owned subsidiary of NIW Companies, Inc. (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company and its Parent market wholesale insurance products. The Company offers these products to other broker/dealers and its Parent offers these products to life agents and agencies.

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will limit its securities business to the distribution of mutual funds and/or variable life insurance or annuities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Insurance Commissions

Insurance commissions are recorded when earned by the Company.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $114,951, which was $109,951 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 3 - Income Taxes

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis using the cash basis method of accounting. There is no provision for income taxes as the Company has a current year tax loss on the cash basis. As of December 31, 2014, the Company has a federal net operating loss carry forward of approximately $20,000 available to offset future taxable income, which begins expiring in 2022. The federal net operating loss carry forward creates a deferred tax asset of approximately $3,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Related Party Transactions

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 4 - Related Party Transactions (Continued)

Under a Services Agreement last amended on January 1, 2013, the Parent will incur certain obligations related to the combined business of the Company and the Parent, and provide certain services to the Company, including providing personal property, staff, and office space, and incurring general and administrative expenses on behalf of the Company. For such obligations incurred and services provided, the Parent is entitled to all revenues related to the wholesale insurance products of the Company. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). There was no wholesale insurance products revenue; therefore, there were no amounts incurred or paid under the Services Agreement during 2014. The Agreement was not consummated on terms equivalent to arms length transactions.

Under the Services Agreement, the Company is directly responsible for commissions, licensing and registration fees, fines and penalties, bank charges, accounting fees, costs related to the fidelity bond, and consulting and legal fees. Amounts paid by the Parent for such expenses on behalf of the Company totaled $5,206 during 2014, which were recognized and recorded as additional paid-in capital.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all compensation to these dual company employees under the Services Agreement.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through February 24, 2015, the date which the financial statements were available to be issued.

Schedule I

NEW INVESTOR WORLD INCORPORATED
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 114,951
Deductions and/or charges	-
Net Capital	$ 114,951
Aggregate indebtedness	$ -
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 109,951
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by New Investor World Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
New Investor World Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Investor World Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Investor World Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provisions") and (2) New Investor World Incorporated stated that New Investor World Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. New Investor World Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Investor World Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 24, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NIW COMPANIES, INC.
NEW INVESTOR WORLD, INC.
(Member FINRA)
4975 Preston Park Blvd.
Suite 425
Plano, TX 75093
972-755-1582

January 6, 2015

EXEMPTION REPORT

New Investor World Incorporated's Assertions

We confirm, to the best of our knowledge and belief, that:

1. New Investor World Incorporated claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(1) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. New Investor World Incorporated met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.